UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

LyondellBasell Industries N.V.

(Name of Issuer)

Ordinary shares, par value €0.04 per share

(Title of Class of Securities)

N53745100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International Chemicals S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,144,973 shares
	8	SHARED VOTING POWER 36,498,394 shares
	9	SOLE DISPOSITIVE POWER 41,144,973 shares
	10	SHARED DISPOSITIVE POWER 36,498,394 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI SMS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI International GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2010 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 259,338 shares
	8	SHARED VOTING POWER 77,384,029 shares
	9	SOLE DISPOSITIVE POWER 259,338 shares
	10	SHARED DISPOSITIVE POWER 77,384,029 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2011 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,701 shares
	8	SHARED VOTING POWER 77,481,666 shares
	9	SOLE DISPOSITIVE POWER 161,701 shares
	10	SHARED DISPOSITIVE POWER 77,481,666 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Altep Holdings, Inc. (formerly known as Access Industries, Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 498,394 shares
	8	SHARED VOTING POWER 77,144,973 shares
	9	SOLE DISPOSITIVE POWER 498,394 shares
	10	SHARED DISPOSITIVE POWER 77,144,973 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Access Industries Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI European Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000 shares
	8	SHARED VOTING POWER 61,643,367 shares
	9	SOLE DISPOSITIVE POWER 16,000,000 shares
	10	SHARED DISPOSITIVE POWER 61,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI Petroleum Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AIPH Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,972,699 shares
	8	SHARED VOTING POWER 72,670,668 shares
	9	SOLE DISPOSITIVE POWER 4,972,699 shares
	10	SHARED DISPOSITIVE POWER 72,670,668 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. AI New Holdings 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,027,301shares
	8	SHARED VOTING POWER 62,616,066 shares
	9	SOLE DISPOSITIVE POWER 15,027,301shares
	10	SHARED DISPOSITIVE POWER 62,616,066 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. RSB 2 Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 77,643,367 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 77,643,367 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

CUSIP No. N53745100

1	NAME OF REPORTING PERSON. Altep 2014 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,355 shares
	8	SHARED VOTING POWER 77,566,012 shares
	9	SOLE DISPOSITIVE POWER 77,355 shares
	10	SHARED DISPOSITIVE POWER 77,566,012 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,643,367 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 19.05%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 407,523,823 ordinary shares issued and outstanding as of October 27, 2016, as reported in the Issuer’s Form 10-Q, filed on November 1, 2016.

Amendment No. 8 to Schedule 13D

This amendment to Schedule 13D is being filed by AI International Chemicals S.à r.l. (“AIIC”), Len Blavatnik, AI Investments Holdings LLC (“AIIH”), AI SMS L.P., AI International GP Limited, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC, Altep 2010 L.P. (“Altep 2010”), Altep 2011 L.P. (“Altep 2011”), AI Altep Holdings, Inc. (formerly known as Access Industries, Inc.), Access Industries Investment Holdings LLC, AI European Holdings L.P., AI European Holdings GP Limited, AI European Holdings S.à r.l. (“AIEH”), AI Petroleum Holdings LLC (“AIPH”), AIPH Holdings LLC, AI New Holdings 2 LLC (“AI New”), RSB 2 Limited (“RSB 2”) and Altep 2014 L.P. (“Altep 2014”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report certain transfers of ordinary shares of the issuer in connection with an internal reorganization and the addition of, AI New and RSB 2 as Reporting Persons.

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 10, 2011, as amended and supplemented by Amendment No. 1, filed February 23, 2011, Amendment No. 2, filed on February 16, 2012, Amendment No. 3, filed on December 17, 2012, Amendment No. 4, filed on August 5, 2013 Amendment No. 5, filed on December 31, 2014, Amendment No. 6, filed on June 10, 2015 and Amendment No. 7, filed on March 17, 2016, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 8. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2	Identity and Background

The disclosure in Item 2 is hereby supplemented by adding the following information regarding the identity and background of AI New Holdings 2 LLC and RSB 2 Limited (the “New Reporting Persons”):

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
AI New Holdings 2 LLC	c/o Access Industries Management, LLC 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

RSB 2 Limited	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	British Virgin Islands

The New Reporting Persons have not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2 is also amended to add the following “Please see Annex A for information regarding officers and directors of AI Altep Holdings, Inc.”

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1.9 hereto.

Item 3	Source and Amount of Funds or Other Considerations

The information set forth in item 5(c) of this amendment to Schedule 13D is incorporated herein by reference.

Item 4	Purpose of Transaction

The disclosure in Item 4 is hereby amended to add the following to the end thereof:

The transactions described in Item 5(c) below were effectuated for internal planning purposes in the regular course of such entity’s business.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

AIIC holds 41,144,973 ordinary shares directly. Each of AIIH, Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 41,144,973 ordinary shares to be held directly by AIIC. AIIH holds a majority of the outstanding voting interests in AIIC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC. Access Industries Holdings LLC holds a majority of the outstanding voting interests in AIIH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC and AIIH. Access Industries, LLC holds a majority of the outstanding voting interests in Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AIIH and Access Industries Holdings LLC. Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIIC, AIIH, Access Industries Holdings LLC, and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AIIH, Access Industries Holdings LLC, Access Industries, LLC, and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIPH Holdings LLC, AI New, RSB 2, AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AIPH, AI SMS L.P. and AI International GP Limited may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIIC, AIIH, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, and Mr. Blavatnik. Each of AIIH, AIPH Holdings LLC, AI New, RSB 2, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI International GP Limited, AIPH, and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held by AIIC.

AIPH Holdings LLC holds 4,972,699 ordinary shares directly. Each of Access Industries, LLC, Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 4,972,699 ordinary shares held directly by AIPH Holdings LLC. Access Industries

Holdings LLC holds a majority of the outstanding voting interests in AIPH Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIPH Holdings LLC. Access Industries, LLC holds a majority of the outstanding voting interests in Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by Access Industries Holdings LLC and AIPH Holdings LLC. Access Industries Management, LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIPH Holdings LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIPH Holdings LLC, Access Industries Holdings LLC, and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIPH Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIIC, AIIH, AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AIPH, AI SMS L.P., AI New, RSB 2 and AI International GP Limited may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIPH Holdings LLC, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, and Mr. Blavatnik. Each of AIIC, AIIH, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI International GP Limited, AIPH, AI New, RSB 2 and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIPH Holdings LLC, disclaims beneficial ownership of the shares held directly by AIPH Holdings LLC.

AIEH holds 16,000,000 ordinary shares directly. Each of Access Industries Investment Holdings LLC, AI European Holdings L.P., AI European Holdings GP Limited, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, AIPH, Access Industries Management, LLC. and Len Blavatnik may be deemed to beneficially own the 16,000,000 ordinary shares held directly by AIEH. AI European Holdings L.P. controls AIEH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH. AI European Holdings GP Limited is the general partner of AI European Holdings L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH and AI European Holdings L.P. Access Industries Investment Holdings LLC controls AI European Holdings GP Limited and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH, AI European Holdings L.P. and AI European Holdings GP Limited. AI SMS L.P. is the sole member of Access Industries Investment Holdings LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited and Access Industries Investment Holdings LLC. AI International GP Limited is the general partner of AI SMS L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC and AI SMS L.P. AIPH owns a majority of the equity of AI SMS L.P. and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC and AI SMS L.P. Access Industries Holdings LLC holds a majority of the outstanding voting interests in AIPH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings L.P., AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P. and AIPH. Access Industries, LLC controls AI International GP Limited and holds a majority of the outstanding voting interests in Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI International GP Limited, and AIPH and Access Industries Holdings LLC. Access Industries Management,

LLC controls Access Industries, LLC, Access Industries Holdings LLC and AIIH and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI International GP Limited, AIPH, Access Industries Holdings LLC and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and a majority of the voting interests in Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI International GP Limited, AIPH, Access Industries Holdings LLC, Access Industries, LLC and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, Altep 2010, Altep 2011, Altep 2014, AIPH Holdings LLC, AI New, RSB 2 and AI Altep Holdings, Inc. may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIEH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI International GP Limited, AIPH, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC and Mr. Blavatnik. Each of AIIC, AIIH, AI European Holdings LP, AI European Holdings GP Limited, Access Industries Investment Holdings LLC, AI SMS L.P., AI International GP Limited, AIPH, AIPH Holdings LLC, AI New, RSB 2, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc. and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIEH, disclaims beneficial ownership of the shares held by AIEH.

Altep 2010 holds 259,338 ordinary shares directly. Each of AI Altep Holdings, Inc. and Len Blavatnik may be deemed to beneficially own the 259,338 ordinary shares held directly by Altep 2010. AI Altep Holdings, Inc. is the general partner of Altep 2010 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2010. Mr. Blavatnik controls AI Altep Holdings, Inc. and, as a result, may be deemed to share voting and investment power over the shares held by Altep 2010. Because of their relationships with the other Reporting Persons, each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2011, Altep 2014, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH and AIPH Holdings LLC, AI New, RSB 2 may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2010, AI Altep Holdings, Inc., and Mr. Blavatnik. Each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, AI New, RSB 2, Altep 2011, Altep 2014 and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2010, disclaims beneficial ownership of the shares held by Altep 2010.

Altep 2011 holds 161,701 ordinary shares directly. Each of AI Altep Holdings, Inc. and Len Blavatnik may be deemed to beneficially own the 161,701 ordinary shares held directly by Altep 2011. AI Altep Holdings, Inc. is the general partner of Altep 2011 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2011. Mr. Blavatnik controls AI Altep Holdings, Inc. and, as a result, may be deemed to share voting and investment power over the shares held by Altep 2011. Because of their relationships with the other Reporting Persons, each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2014, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH and AIPH Holdings LLC, AI New, RSB 2 may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2011, AI Altep Holdings, Inc. and Mr. Blavatnik. Each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries

Management, LLC,, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, AI New, RSB 2, Altep 2010, Altep 2014 and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2011, disclaims beneficial ownership of the shares held by Altep 2011.

Altep 2014 holds 77,355 ordinary shares directly. Each of AI Altep Holdings, Inc. and Len Blavatnik may be deemed to beneficially own the 77,355 ordinary shares held directly by Altep 2014. AI Altep Holdings, Inc. is the general partner of Altep 2014 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2014. Mr. Blavatnik controls AI Altep Holdings, Inc. and, as a result, may be deemed to share voting and investment power over the shares held by Altep 2014. Because of their relationships with the other Reporting Persons, each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, Altep 2010, Altep 2011, Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH and AIPH Holdings LLC, AI New, RSB 2 may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep 2014, AI Altep Holdings, Inc., and Mr. Blavatnik. Each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, AI New, RSB 2, Altep 2010, Altep 2011 and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2014, disclaims beneficial ownership of the shares held by Altep 2014.

AI New holds 15,027,301 ordinary shares directly. Each of RSB 2, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 15,027,301 ordinary shares held directly by AI New. RSB 2 is the sole member of AI New and as a result may be deemed to share voting and investment control over the shares held directly by AI New. Access Industries Management, LLC is the manager of AI New and, as a result, may be deemed to have voting and investment control over the shares owned directly by AI New. Mr. Blavatnik controls Access Industries Management, LLC and, as a result, may be deemed to share voting and investment power over the shares held by AI New. Because of their relationships with the other Reporting Persons, each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Altep 2010, Altep 2011, Altep 2014, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH and AIPH Holdings LLC may be deemed to share investment and voting power over the ordinary shares beneficially owned by AI New, RSB 2, Access Industries Management, LLC, and Mr. Blavatnik. Each of AIIC, AIIH, AI SMS L.P., AI International GP Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AI Altep Holdings, Inc., Access Industries Investment Holdings LLC, AIEH, AI European Holdings GP Limited, AI European Holdings L.P., AIPH, AIPH Holdings LLC, Altep 2010, Altep 2011, Altep 2014, RSB 2, and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AI New, disclaims beneficial ownership of the shares held by AI New.

The disclosure in Item 5(c) is hereby supplemented by adding the following at the end thereof:

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On January 26, 2017, pursuant to an internal reorganization, AIPH Holdings LLC contributed 15,027,301 ordinary shares to AI New, its wholly owned subsidiary. AIPH Holdings LLC then transferred its interest in AI New to RSB 2, which, at the time, was a member of AIPH Holdings LLC. No funds were exchanged in connection with such transfers.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.1.9    Joint Filing Agreement, dated as of February 3, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2017

AI INTERNATIONAL CHEMICALS S.À R.L.

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Class A Manager

LEN BLAVATNIK

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Attorney-in-Fact

AI INVESTMENTS HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI SMS L.P.

By:	AI International GP Limited, its general partner
By:	Momats Limited, its director

By:	/s/ LYNELLE GUMBS
Name:	Lynelle Gumbs
Title:	Class A Representative

By:	/s/ SALLYON WILLIAMS
Name:	Sallyon Williams
Title:	Class B Representative

AI INTERNATIONAL GP LIMITED

By:	Momats Limited, its director

By:	/s/ LYNELLE GUMBS
Name:	Lynelle Gumbs
Title:	Class A Representative

By:	/s/ SALLYON WILLIAMS
Name:	Sallyon Williams
Title:	Class B Representative

ACCESS INDUSTRIES HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES, LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ALTEP 2010 L.P.

By:	AI Altep Holdings, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ALTEP 2011 L.P.

By:	AI Altep Holdings, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI ALTEP HOLDINGS, INC. (formerly known as ACCESS INDUSTRIES, INC.)

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES INVESTMENT HOLDINGS LLC

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Manager

AI EUROPEAN HOLDINGS L.P.

By:	AI European Holdings GP Limited, its general partner
By:	Hudson Administration S.A., its director

By:	/s/ DAWN E. SHAND
Name:	Dawn E. Shand
Title:	Director

AI EUROPEAN HOLDINGS GP LIMITED

By:	Hudson Administration S.A., its director

By:	/s/ DAWN E. SHAND
Name:	Dawn E. Shand
Title:	Director

AI EUROPEAN HOLDINGS S.À R.L.

By:	Access Industries Management, LLC, its Class A Manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

By:	/s/ DAWN E. SHAND
Name:	Dawn E. Shand
Title:	Class B Manager

AI PETROLEUM HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AIPH HOLDINGS LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ALTEP 2014 L.P.

By:	AI Altep Holdings, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI NEW HOLDINGS 2 LLC

By:	Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

RSB 2 LIMITED

By:	Hudson Administration S.A., its director

By:	/s/ DAWN E. SHAND
Name:	Dawn E. Shand
Title:	Director

Annex A

Directors and Executive Officers of AI Altep Holdings, Inc.

Name	Business Address	Principal Occupation or Employment	Jurisdiction of Citizenship
Len Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Chairman and Director	United States of America

Alejandro Moreno	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Executive Vice President	United States of America

Alex Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Executive Vice President, Vice Chairman and Director	United States of America

Richard B. Storey	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Executive Vice President	United States of America

Lincoln Benet	c/o Access Industries, Inc. 6th Floor, Marble Arch House 66 Seymour Street London, W1H 5BT	President	United States of America and United Kingdom

Such officers and directors have not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.